UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HEALTH MANAGEMENT ASSOCIATES, INC.
 (Name of Issuer)

Class A Common Stock, par value $0.01 per share
 (Title of Class of Securities)

421933102
 (CUSIP Number)

Mark Horowitz
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 421933102	Page 2 of 9 Pages

1.	Names of Reporting Persons. GLENVIEW CAPITAL MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	37,757,583
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	37,757,583
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,757,583
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 14.56%
14.	Type of Reporting Person: OO

SCHEDULE 13D

CUSIP No.: 421933102	Page 3 of 9 Pages

1.	Names of Reporting Persons. LAWRENCE M. ROBBINS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	37,757,583
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	37,757,583
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,757,583
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 14.56%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

Page 4 of 9 Pages

Item 1.    Security and Issuer

       This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed by Glenview Capital Management, LLC on May 6, 2013 (the “Initial Schedule 13D”), with respect to the Class A Common Stock, par value $0.01 per share (the “Shares”), of Health Management Associates, Inc. (the “Issuer” or the "Company"), whose principal executive offices are located at 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108-2710.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On May 28, 2013, Glenview Capital Management issued a press release (the “May 28 Press Release”) clarifying certain issues related to its holdings in the Shares. A copy of the May 28 Press Release is attached hereto as Exhibit C and is incorporated herein by reference.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.  Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

Exhibit A:    Joint Filing Agreement
Exhibit B:    Power of Attorney
Exhibit C:    Press Release filed by Glenview Capital Management dated May 28, 2013

SCHEDULE 13D

Page 5 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, President of Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

May 28, 2013

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 6 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of Health Management Associates, Inc., dated as of May 28, 2013 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, President of Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

May 28, 2013

SCHEDULE 13D

Page 7 of 9 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Lawrence M. Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of February, 2009.

/s/ Lawrence M. Robbins
----------------------------------
Lawrence M. Robbins

SCHEDULE 13D

Page 8 of 9 Pages

EXHIBIT C

FOR IMMEDIATE RELEASE

Statement of Clarification by Glenview Capital, 14.6% Shareholder of Health
Management Associates, Inc.

NEW YORK, NY (May 28, 2013) – Glenview Capital Management LLC, issued the following statement of clarification regarding its holdings in Health Management Associates, Inc. (NYSE: HMA):

“Investment funds advised by our firm, Glenview Capital Management, LLC (“Glenview”), presently hold approximately 37.8 million shares of Health Management Associates, Inc. (“HMA”), or approximately 14.6% of the Company. In our thirteenth year of operation as an investment partnership, we at Glenview are proud of not only our investment track record but of our track record of dealing directly, respectfully and privately with senior management and, as appropriate, members of the Board of Directors. We have never filed a public letter to a company or its shareholders and our strong preference is to avoid doing so in the future.

However, we feel the 8-K issued by HMA in conjunction with the Board’s decision to enact a shareholder rights plan, commonly referred to as a poison pill, may cause confusion regarding our intentions and may lead to undue volatility in the stock price. As such, we offer the following points of clarification so that fellow shareholders may have a more complete understanding of the situation prior to the resumption of trading in HMA shares:

i) As a result of developments regarding HMA, Glenview converted its Schedule
  13G filing to a 13D on May 6, 2013.

ii) Consistent with our 13D filing, we sought clearance, under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”), as required by law in order to be in a position to acquire even one additional share of HMA.

iii) Under HSR requirements, each investment fund within our fund family is required to make its own HSR filing.  Each fund may file to acquire up to a maximum of $141.8 million, $709.1 million or a greater amount in HMA voting shares.  Due to the size of our funds, and the proximity of their present ownership stake to the thresholds, three funds filed for the higher authorization size of up to $709.1 million and one filed for authorization of up to $141.8 million, thus adding up to $2.2 billion of stock.

SCHEDULE 13D

Page 9 of 9 Pages

iv) Notwithstanding the simple math of adding up these maximum threshold amounts, such an investment size is both beyond our present intention and beyond our present resources available for any single position.  Such a filing was required to facilitate even a modest increase in our present holdings.  In plain English, we have no present intention or future plan to buy either $2.2 billion of stock or 75% of HMA.

v) Finally, in HMA’s description of the adoption of the poison pill, they indicate that such a rights plan will “help promote the fair and equal treatment of all stockholders of the Corporation (not just Glenview)…”  As perhaps this statement could lead to misinterpretation, we wish to clarify that Glenview has made no proposals, either to HMA or to any of its holdings over a thirteen year period, which are to the exclusive benefit of Glenview.  On the contrary, every discussion we have engaged in, including any recommendations we have made, represent suggestions that we believe materially improve value creation for all long-term shareholders.

It is out of respect for our fellow HMA shareholders that we have made an exception to our long-standing practice of avoiding such open written communications, and we hope that this insight helps all market participants make intelligent decisions about their own investment positions in the Company.  We look forward to continuing our discussions with HMA in private and will use the governance tools available (which for us always starts with respectful and constructive dialogue) to pursue our common objectives of long-term value creation.”

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For More Information Contact:

Scott Tagliarino/Katrina Allen
ASC Advisors LLC
(203) 992-1230